                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 8)


                       Security Capital Industrial Trust
                               (Name of Issuer)


        Common Shares of Beneficial Interest, Par Value $.01 Per Share
                        (Title of Class of Securities)


                                  814138 10 3
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

CUSIP No.  814138 10 3

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b) [_]

3    SEC USE ONLY


4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   43,086,724
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                43,086,724
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,086,724

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.1%

14   TYPE OF REPORTING PERSON

     CO

                                 SCHEDULE 13D

     This Amendment No. 8 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("GROUP"), and William D. Sanders, an individual ("Sanders"), on March 11, 1994 and amended on August 16, 1994, September 28, 1994, October 7, 1994, August 24, 1995,
September 30, 1995, August 21, 1996 and September 26, 1996.

ITEM 1. SECURITY AND ISSUER

     This Amendment relates to common shares of beneficial interest, $0.01 par value per share (the "Shares"), of Security Capital Industrial Trust, a Maryland real estate investment trust ("SCI"), the principal executive offices of which are at 14100 East 35th Place, Aurora, Colorado 80011.

ITEM 2. IDENTITY AND BACKGROUND

     Sanders is hereby removed as a person filing this statement as he does not share voting or dispositive power with respect to the Shares owned by GROUP.

ITEM 4. PURPOSE OF TRANSACTION

     GROUP intends to play a major role in the direction of SCI for the purpose of maximizing the value of SCI. Any influence of Sanders on the direction of SCI will be in his capacity as Chairman and Chief Executive Officer of GROUP, and not personally. Therefore, the reference to Sanders intending to play a major role in the direction of SCI for the purpose of maximizing the value of SCI is hereby deleted.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The information previously filed which reported Sanders as a beneficial owner of the Shares owned by GROUP and indicated that Sanders may be deemed to beneficially own the Shares owned by GROUP, is hereby amended to provide that Sanders does not beneficially own the Shares owned by GROUP. Therefore, Sanders currently beneficially owns 170,002 Shares (0.18% of all Shares), with respect to which he has sole voting and dispositive power, and may be deemed to beneficially own an additional 99,401 Shares (0.11% of all Shares). Any reference to Sanders intending to play a major role in the direction of SCI for the purpose of maximizing the value of SCI is hereby deleted as described in
Item 4.

     The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                         Number of Shares             Percent of
Person                                  Beneficially Owned(1)(2)    All Shares(1)(2)
-------------------------------------  -------------------------    ----------------

Security Capital Group Incorporated                43,086,724(3)         44.1%
Samuel W. Bodman (4)                                   48,308               *
Hermann Buerger                                             0               *
John P. Frazee, Jr. (5)                                40,223               *
Cyrus F. Freidheim, Jr.                                 5,408               *
H. Laurance Fuller  (6)                                 2,850               *
Ray L. Hunt (7)                                       160,135               *
John T. Kelley, III (8)                                90,448               *
William D. Sanders (9)                                269,403               *

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

Peter S. Willmott (10)                                 10              *
C. Ronald Blankenship                                 436              *
Thomas G. Wattles (11)                             26,245              *
David C. Dressler (12)                              2,425              *
K. Dane Brooksher (13)                             30,077              *

*    Less than 1%

(1) Assumes that (i) no Shares are issued pursuant to the rights offerings being conducted pursuant to the Merger and Issuance Agreement dated as of March 24, 1997 between SCI and GROUP (the "Merger Agreement") and (ii)
     GROUP receives     Shares pursuant to the Merger Agreement.
(2) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(3) These Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of GROUP, and are pledged to secure a $300 million revolving line of credit facility with a syndicate of banks. As of April 25, 1997, there were $22 million of borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by GROUP of Security Capital Pacific Trust, Security Capital Atlantic Incorporated, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with GROUP and which invests in real estate operating companies in the United States. GROUP estimates that the aggregate market value of the pledged securities exceeded $2.9 billion as of March 31, 1997. GROUP was in compliance with all covenants under the line of credit as of March 31, 1997.
(4) Shares are owned by the Bodman Foundation, a charitable trust of which Mr. Bodman is a trustee.
(5)  Includes 404 Shares held by Mr. Frazee's wife and 2,428 Shares held by
     Mr. Frazee's children.
(6) Includes 404 Shares held by Mr. Fuller's children and two Shares held by Mr. Fuller's wife.
(7) Includes 6,343 Shares held by family trusts for which Mr. Hunt is trustee, 3,801 Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 146,192 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, 1,266 Shares held by a corporation that Mr. Hunt owns and 1,266 Shares of which Mr. Hunt may be deemed to be the beneficial owner as trustee of family trusts owning 50% of the stock of a corporation that owns those Shares. Excludes 1,269 Shares that Mr. Hunt's wife owns as separate property, of which Mr. Hunt disclaims beneficial ownership.
(8) Includes 404 Shares held by Mr. Kelley's son; remaining Shares are held in a trust for which Mr. Kelley is trustee.
(9) Includes 74,500 Shares and 22,666 Shares held by partnerships and an aggregate of 2,730 Shares held by Mr. Sanders' wife and children.
(10) Includes four Shares held by Mr. Willmott's children.
(11) Includes 1,970 Shares held by Mr. Wattles' children, five Shares held by his wife, and 7,422 Shares held in an IRA account.
(12) Includes one Share held by Mr. Dressler's son and Shares held in trust accounts of which Mr. Dressler is a trustee.
(13) Includes 640 Shares held in Mr. Brooksher's wife's name.

     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table.

     (e) As described above, Sanders has ceased to be a beneficial owner of more than five percent of the Shares and is therefore being removed as a person filing this statement.

                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 1997       SECURITY CAPITAL GROUP INCORPORATED



                             By: /s/ Jeffrey A. Klopf
                                 --------------------
                             Name:  Jeffrey A. Klopf
                             Title: Secretary


                             /s/ William D. Sanders
                             ------------------------
                                 William D. Sanders